UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission (“SEC“) on May 18, 2015 (the “Original Report”) in connection with its annual general meeting of shareholders.  This Amended Report amends the Original Report to add a copy of Foamix Compensation Policy for Officers and Directors, which is Annex A to Proposal 3 in the Proxy Statement that was filed by the registrant in the Original Report, and is enclosed hereto and incorporated by reference into the Original Report. No other changes to the Original Report are made by this Amended Report.

The content of this Amended Report is incorporated by reference into the registrant's registration statements on Form S-8, SEC file number 333-199486, filed by the registrant with the SEC on October 21, 2014.

Exhibit 99.1: Foamix Pharmaceuticals Ltd. Compensation Policy for Officers and Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By: /s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors

Date: May 20, 2015